AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Final Amendment)

Carlyle AlpInvest Private Markets Fund

(Name of Subject Company (Issuer))

Carlyle AlpInvest Private Markets Fund

(Name of Filing Person (Issuer))

Class A Shares

(Title of Class of Securities)

14308H 102

(CUSIP Number of class of securities)

Class I Shares

(Title of Class of Securities)

14308H 201

(CUSIP Number of class of securities)

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

January 30, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

EXPLANATORY NOTE

Carlyle AlpInvest Private Markets Fund (the “Fund”) is filing this Amendment (the “Final Amendment”) to our Final Amendment of the Issuer Tender Offer Statement on Schedule TO-I/A (the “Original Final Amendment”), which was filed with the Securities and Exchange Commission on May 7, 2025, as amended, relating to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on January 30, 2025 by the Fund in connection with an offer by the Fund (the “Offer”) to repurchase its shares of beneficial interest (the “Shares”) in an amount up to 5% of the total net assets of the Fund.

The purpose of this Amendment is to correct certain information in the Original Final Amendment.

FINAL AMENDMENT

Item 1 through Item 9 and Item 11

This Final Amendment relates to the Schedule TO originally filed with the Securities and Exchange Commission on January 30, 2025 by the Fund, in connection with the Offer to repurchase its Shares in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by shareholders of the Fund at a price equal to the net asset value per Class A Share and per Class I Share, respectively, as of March 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Repurchase Shares of Beneficial Interest, dated January 30, 2025 (the “Offer to Repurchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

1.	The Offer expired at 11:59 p.m., Eastern Time, on February 28, 2025.
2.	1,850,701.66 Class I Shares and 3,991.69 Class A Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.
3.	Total payment by the Fund for the Class I Shares is expected to be $26,298,470.54 and total payment by the Fund for Class A Shares is expected to be $55,039.75, which reflects the cumulative amount payable by the Fund based on the net asset value per Class I Share and Class A Shares, respectively, as of March 31, 2025, minus any early repurchase fee and the total amount retained pursuant to the Fund’s 5% “hold back” (the “Post Audit Payment”). The payment is expected to be made on or about June 2, 2025. The Post-Audit Payment, if any, will be made promptly after completion of the Fund’s audit for the fiscal year ending March 31, 2026.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Repurchase and the Letter of Transmittal remains unchanged, and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlyle AlpInvest Private Markets Fund

By:	/s/ Joseph O’Connor
Name:	Joseph O’Connor
Title:	President

Dated as of May 12, 2025